UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2006.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  July 25, 2006                       /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO



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                             CENTRASIA MINING CORP.
          Suite 300, 1055 West Hastings Street, Vancouver, BC V6E 2E9
                Telephone: (604) 688-4110 / Fax: (604) 688-4169
                        Website www.centrasiamining.com

           TRADING SYMBOLS: TSXV - CTM; OTCBB - CTMHF; Frankfurt - C8M

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JULY 25, 2006                                                       NEWS RELEASE

                EXPLORATION UPDATE ON KYRGYZ EXPLORATION PROJECTS

Centrasia ("the Company") announces that the 2006 exploration programs are well underway on its Bulakashu and Eastern Sary Jaz exploration projects in Kyrgyzstan. Collectively, the company's three exploration projects, Bulakashu, Eastern Sary Jaz and Kokjar, cover a total of 1390 square kilometres of the Tien Shan gold belt (see attached map). The Tien Shan belt of rocks is one of the most prolific gold belts in the world, extending from Uzbekistan in the west into China and Mongolia to the east. The Tien Shan gold belt is host to a number of multi million-ounce gold deposits including Centerra Gold Inc.'s (TSX-CG) Kumtor Deposit. Kumtor has current reserves of 11.6 million ounces and has produced over 5 million ounces of gold to date, making it Kyrgyzstan's largest gold mine.

                                BULAKASHU PROJECT

The Bulakashu property is approximately 240 Sq. Km. in size and straddles the Kyrgyz Kungey metallogenic belt that crosses northern Kyrgyzstan. The Kyrgyz Kungey belt is one of the metallogenic provinces within the Tien Shan belt and is host to several, million ounce plus gold deposits such as Jerooy and Taldy Bulak Levoberzny.

To date, over 20 Au and Au/Cu showings have been identified on the property. Centrasia's 2006 exploration program will focus on seven of the highest priority targets including;

KARABULAK - (AU)
SEVERNY - (CU-AU PORPHYRY)
OTRADNY - (AU)
ALTYN MASHA - (AU)
KORGONTASH - (AU)
SARY AIGYR - (CU-AU PORPHYRY)
ALTYN TASH - (AU)

The gold targets can be characterized as structurally controlled quartz vein or quartz stockwork related settings. Historic sampling of the quartz vein/stockwork related showings at Bulakashu largely focused on the small tonnage, high grade, vein hosted gold potential. More recent work on the project has identified areas where high grade gold occurrences are hosted within broader zones of lower gold grade gold mineralization within shallow dipping altered volcanic host rocks. The combination of high grade gold mineralization within shallow dipping, broader zones of gold mineralization makes these types of occurrences favourable large tonnage, open pit exploration targets with high grade starter pit potential.

The Company completed a limited field exploration program in the fall of 2005, which included prospecting and reconaissance mapping along the Karabulak thrust fault, preliminary evaluation of ther Otradny and Severny prospects, a 111 line kilometre ground magnetic survey and constructing a road that would give field crews access to the Severny Cu/Au Porphyry and Otradny Au prospects.



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                                      -2-


As a result of this work, Centrasia geologists delineated the surface trace of the Karabulak thrust fault over 5 kilometres, linking a number of the previously known mineral occurrences on the property including the Otradny Gold Prospect, the Severny porphyry Cu/Au Prospect and three new anomalous gold occurences consisting of quartz-pyrite mineralization hosted within metavolcanics. Assay results from these three new occurences Karabulak NW, New Zone 1 and New Zone 2 yielded anomalous gold results (greater than 0.10 g/t Au) and will be evaluated in greater detail during the 2006 exploration program.

Centrasia believes that the Karabulak Thrust Fault represents a large-scale, structural Au target and has become the focus of Centrasia's exploration efforts on the property. Further surface trenching will be conducted Karabulak this summer in order to define drill targets for the fall of 2006.

KARABULAK  AU PROSPECT

Karabulak is a linear, gold bearing quartz stockwork exposed for over 400 metres. The stockwork trends parallel to and is hosted within the hanging wall of the Karabulak Thrust Fault. Drilling completed in 2004, confirmed the shallow down dip potential of gold mineralization discovered in surface trenching. Four drill holes were completed in 2004 and returned the following results;

         HOLE             FROM     TO      INTERVAL(m)       AU (g/t)
         BK04-02           60      65         5.0              1.19
         BK04-03            9      13         4.0              8.08
         BK04-04           29      60        31.0              2.28
         BK04-05           12      30        18.0              1.69
         including         25      30         5.0              4.61


For a complete summary of the historic sampling on Karabulak, please visit the company's web site at www.centrasiamining.com and review the Bulakashu 43-101 technical report.

SEVERNY CU/AU PORPHYRY PROSPECT

At the Severny Cu/Au Porphyry Prospect, access and outcrop exposure was improved by pushing through a bulldozer road from the main exploration camp at Karabulak. In the fall of 2005, a total of 102, one metre chip samples were collected along the new road cut, from altered and mineralized porphyritic granodiorite dykes and hornfelsed volcanics. Of these samples, 29 returned assays of greater than
0.1 g/tAu, and one sample assayed greater than 1.0 g/t Au (1.11 g/t Au). Of these 29 samples, seven samples contained greater than 0.10% Cu and averaged 0.39% Cu. Now that access has been gained to the Severny Prospect, Centrasia plans to carry out a mechanical trenching program on the main porphyry body and conduct an I.P. survey this summer. The results of the 2006 summer field program will assist in the identification and selection of drill targets. The timing for drill testing the targets will be contingent on the completion and results of this summer's field program.

OTRADNY AND OTRADNY WEST AU PROSPECTS

In the fall of 2005, Centrasia field crews conducted an initial evaluation of the Otradny Gold Prospect, situated 2.5 kilometres northwest of Karabulak along the Karabulak thrust Fault. Gold mineralization at Otradny is hosted within a stockwork of quartz-pyrite veinlets within a thrusted sequence of metavolcanics, similar in style to Karabulak. A total of sixty-six grab and chip samples were collected from Otradny and returned sporadic gold assays ranging from less than detection to 2.87 g/t Au.


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                                      -3-


Approximately 1.3 kilometres to the west of Otradny, Centrasia field crews identified a new prospect called the Otradny West Prospect. Gold mineralization was identified in quartz veins up to 0.5m wide and within the adjacent altered granodiorite host. Twenty samples were collected from Otradny West, ten returned assays greater than 0.1 g/t Au. Of these ten samples, two assayed greater than
1.0 g/t Au, both from the from the quartz veins, 10.30 g/t Au and 2.97 g/t Au over a 1 metre chip sample. The extent and significance of the mineralization will be determined during the 2006 field season.


The work to date at Bulakashu, suggests there is excellent potential for the property to host wider zones of gold mineralization amenable to open pit mining and localized zones of high grade gold mineralization. This model of mineralization consisting of quartz stockwork hosted gold mineralization within thrusted sequences of thrusted volcanics and sediments, is a characterisitc common to many of the large gold deposits in the Tien Shan gold belt. The 2006 exploration program on Bulakashu will continue to expand our knowledge base of the existing and new showings in order to identify drill targets for testing in the fall of 2006. It is estimated that the company will spend a minimum of USD $700,000 on the Bulakashu Project during 2006.

                            EASTERN SARY JAZ PROJECT

The Eastern Sary Jaz ("ESJ") Property covers 912 square kilometres of the Tien Shan gold belt in eastern Kyrgyzstan, approximately 110 kilometres east of Centerra Gold Inc.'s Kumtor Deposit (see November 28, 2005 press release). The Kumtor Deposit is hosted within Vendian age rocks of the Jetymtau Formation consisting of pyritiferous black shales, phyllite, slate, conglomerate, limestone and siltstone, bound by two major northeast trending structures, the Nickolaev Line to the north and by Atbashi-Inylchek fault to the south. This same sequence of rocks extends northeastward from the Kumtor Deposit, approximately 110 kilometres, onto the ESJ Property. Centrasia field crews are now on site at the ESJ Property and have identified a quartz stock occurrence hosted within pyritiferous black shales capped by limestone. This sequence is similar to the ore bearing stratigraphy at the Kumtor Deposit. Field crews have conducted preliminary reconnaissance sampling and the first shipment of samples has been submitted to Alex Stewart Laboratories in Kara Balta, Kyrgyzstan for analyses. The estimated cost of the 2006 exploration program at ESJ is USD$75,000.

                                 KOKJAR PROJECT

The Kokjar Property covers an area of 238 square kilometres, encompassing a metamorphosed belt of volcanic and sedimentary rocks at the eastern end of the Kyrgyz Kungey metallogenic belt. Previous work by Soviet agencies and Cameco Corporation identified a series of high-grade gold and gold-silver-lead-zinc occurrences within the license area (See February 21, 2006 press release). The property is located approximately 300 kilometres east of the Kyrgyz capital, Bishkek and is road accessible. It is anticipated that the 2006 exploration program on the Kokjar project will commence in August at an estimated cost of USD$110,000.

Douglas Turnbull, the Company's C.E.O. and President states, "We are excited to have our exploration programs in Kyrgyzstan well underway and look forward to conducting our first full field season on our projects. We are encouraged with the geology we are seeing on Eastern Sary Jaz, confirming that we have a similar geological setting to Kumtor. We will continue to evaluate other advanced projects in central Asia and beyond and will take advantage of opportunities that can augment Centrasia's current value. "

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the company's Vice President of Exploration and a "qualified person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release.


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                                      -4-


Centrasia Mining Corp.'s headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.


On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.


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                                      -5-


                       GRAPHIC OMITTED - GRAPHIC OMITTED


       Map prepared July 2006 entitled - EXPLORATION PROJECTS KYRGYZSTAN

Showing Major Gold Deposits and the location of the Bulakashu Project, Kokjar Project and Eastern Sary Jaz Prject - inrelationship to the Krygyz-Kungey Mineral Belt and the Coutnries of China Uzbekistan, Krygyzstan Tajikistan and Kazakjstan


TO VIEW MAP PLEASE VISIT THE COMPANY'S WEBSITE: www.centrasiamining.com

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